Exhibit 99.1

Pharvaris Appoints Wim Souverijns, Ph.D., as

Chief Community Engagement & Commercial Officer

•	Industry veteran with deep commercial experience further strengthens leadership team as company advances development of multiple oral products for HAE patients

Zug, Switzerland, May 12, 2021 – Pharvaris (Nasdaq: PHVS), a clinical-stage biopharmaceutical company focused on the development and commercialization of novel oral bradykinin-B2-receptor antagonists for the treatment of hereditary angioedema (HAE) and other bradykinin-B2-receptor-mediated indications, has appointed Wim Souverijns, Ph.D., to the newly-created position of Chief Community Engagement & Commercial Officer, effective July 1, 2021. In this role, he will support Pharvaris’ clinical development programs and prepare for their future commercialization by actively engaging with the HAE community (including patients, thought leaders, and health care providers) and building the sales and marketing and market access functions.

Wim Souverijns brings over 25 years of experience in pharmaceutical portfolio strategic and operational leadership at ObsEva, Celgene, and Amgen. He joins Pharvaris from his most recent position as the Chief Commercial Officer at ObsEva where he was responsible for the commercialization of its women’s health product portfolio.

“Wim is a key addition to our team as his mandate will reach beyond commercialization to include engagement with key stakeholders across HAE, as signaled through his title of Chief Community Engagement & Commercial Officer,” said Berndt Modig, Chief Executive Officer and co-founder of Pharvaris. “His breadth of commercial experience will be vital to both accelerating our clinical development programs and positioning PHVS416 and PHVS719 in the HAE market. Wim will be critical in maximizing the value proposition of our oral bradykinin-B2-receptor antagonists for patients. We welcome Wim and the insights he will bring to our executive team.”

“The Pharvaris team is deeply committed to putting patients first by developing breakthrough medicines addressing the critical unmet need for new oral options in HAE,” added Wim Souverijns. “I am truly excited to contribute to this mission and purpose by partnering with patient groups, clinicians, and payers to ensure their needs are anticipated and integrated in the development programs for PHVS416 and PHVS719 for on-demand and prophylactic use. We are uniquely positioned to deliver on this commitment by tackling the ultimate cause of HAE symptoms with a potent bradykinin-B2-receptor antagonist that can be delivered through oral administration.”

Prior to joining ObsEva, Souverijns spent 11 years at Celgene where he contributed to the successful build out of the product portfolio in diverse strategic and operational leadership roles. He developed a broad pharmaceutical background through various international assignments at PwC Consulting and in different market access roles at Amgen, both at the European and global level. Souverijns holds a degree in bio-engineering from the KU Leuven, Belgium, and obtained a Ph.D. from the same institute.

About Pharvaris

Pharvaris is a clinical-stage biopharmaceutical company focused on bringing oral bradykinin-B2-receptor antagonists to patients. By targeting this clinically proven therapeutic target with novel small molecules, the Pharvaris team is advancing new alternatives to injected therapies for all sub-types of HAE and other bradykinin-mediated diseases. The Company brings together executives with a breadth of expertise across pharmaceutical development and rare disorders, including HAE. For more information, visit https://pharvaris.com/.

Forward-Looking Statements

This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: the expected timing, progress, or success of our clinical development programs, especially for PHVS416 and PHVS719, which are in early-stage clinical trials; risks associated with the COVID-19 pandemic, which may adversely impact our business, preclinical studies, and clinical trials; the timing of regulatory approvals; the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weakness in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting; and the other factors described under the heading “Risk Factors” in our registration statement on Form 20-F and other periodic filings with the Securities and Exchange Commission.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Investor Contact

Sarah McCabe

Stern Investor Relations, Inc.

+1-212-362-1200

sarah.mccabe@sternir.com

Media Contact

Maggie Beller

Russo Partners, LLC

+1-646-942-5631

maggie.beller@russopartnersllc.com